Exhibit 1.01

Qumu Corporation

2014 Conflict Minerals Report

INTRODUCTION

This Conflict Minerals Report for Qumu Corporation is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1 to December 31, 2014. Unless otherwise defined in this Conflict Minerals Report, terms have the meanings ascribed to them in the Rule, the instructions to Form SD, and the SEC Release relating to the Rule (Release No. 34-67716 dated August 22, 2012).

ABOUT QUMU

From January 1, 2014 to July 1, 2014, the Company operated two businesses: (1) its enterprise video content management software business and (2) its Rimage disc publishing business. On July 1, 2014, the Company completed the sale of the disc publishing assets as contemplated by an asset purchase agreement entered into on April 24, 2014 between the Company and Equus Holdings, Inc. and Redwood Acquisition, Inc. (now known as Rimage Corporation).

COVERED PRODUCTS

The Company’s enterprise video content management software products are deployed primarily through the sale of software licenses, software on a server appliance, software-enabled devices and a cloud-based Software-as-a-Service platform. Software maintenance contracts, professional services and managed services are also sold with these solutions. The Company does not manufacture or contract to manufacture any products in the enterprise video content management software business. Accordingly, the Rule does not apply to the Company’s enterprise video content management software products.

In accordance with the Rule, the Company reviewed its disc publishing products and determined that conflict minerals were necessary to the functionality or production of these products manufactured or contracted to be manufactured during the portion of the 2014 reporting period from January 1, 2014 to July 1, 2014 (the “covered products”). The covered products are disc publishing systems in each of the Producer, Professional and Desktop product families and these covered products contain the conflict minerals of tantalum, goal, tin and/or tungsten in their circuit boards and other electronic components.

REASONABLE COUNTRY OF ORIGIN INQUIRY

Because of the sale of the disc publishing business, the information provided to us from Rimage Corporation (“Rimage”) relating to the conflict minerals supply chain of the covered products from January 1, 2014 to July 1, 2014, and the results of last year’s reasonable country of origin inquiry and due diligence measures, the Company determined to satisfy the requirement to conduct a reasonable country of origin inquiry through the conduct of due diligence on the source and chain of custody of the necessary conflict minerals in the covered products. Accordingly, the Company’s reasonable country of origin inquiry for 2014 is encompassed within the due diligence measures performed. The design of the due diligence framework, the measures performed, and the results of this due diligence are discussed below.

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DUE DILIGENCE PROCESS AND MEASURES PERFORMED

The Company obtained all information relating to the conflict minerals supply chain of the covered products from declarations provided by Rimage Corporation (“Rimage”) subsequent to year end based upon Rimage’s surveys of the suppliers for the covered products. Rimage’s declaration was provided to the Company through the Electronic Industry Citizenship Coalition-Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Common Reporting Template (the “Template”). The Company did not independently develop information relating to the conflict minerals supply chain of the covered products while it operated the disc publishing business during the period January 1, 2014 through July 1, 2014 or subsequent to July 1, 2014.

The Company’s conflict minerals due diligence measures were limited to review of the declarations provided by Rimage, discussions with Rimage personnel responsible for the supply chain and reporting, and its understanding of the supply chain prior to the sale of the disc publishing assets and associated covered products to Rimage.

The Company also reviewed information from Rimage to determine if there exist warning signs or other circumstances indicating that the declarations provided by Rimage were not reliable or that conflict minerals in the covered products originated or may have originated in the covered countries. There were no such warnings signs or other circumstances.

The Company did not attempt to design a due diligence process in 2014 conforming to the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition (the “OECD Guidance”). However, the Company believes that certain aspects of Rimage’s due diligence supporting its declaration to the Company conformed to the OECD Guidance.

During the period Qumu operated the disc publishing business, Qumu communicated to all potential suppliers of conflict minerals its commitment to complying with all reporting requirements under the Rule. Qumu’s supplier code of conduct contained the following statement:

QUMU supports the objectives of the Conflict Minerals section of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act). QUMU's goal is to work collaboratively with companies throughout its extended supply chain to encourage practices that support responsible sourcing of conflict-free minerals from the Democratic Republic of the Congo (DRC) and adjoining countries. We expect that our suppliers will comply as well.

Rimage has reported to Qumu that Rimage’s supplier code of conduct contains a similar statement.

In its declaration to the Company, Rimage stated that it surveyed seven suppliers for the covered products using the Template. Of these seven suppliers, three responded with fully completed and responsive Templates. Based upon the Template responses from these three suppliers, Rimage reported to the Company that it does not have sufficient information to determine the country of origin of the necessary conflict minerals contained in the covered products or whether a complete list of the specific facilities used to process conflict minerals used in the covered products has been compiled.

On the basis of the due diligence measures described above, Qumu has determined that the covered products are considered to be DRC conflict undeterminable. Qumu does not have sufficient information to determine each of the specific facilities used to process the conflict minerals in the covered products or to identify specific countries of origin for the conflict minerals in the covered products.

An independent private sector audit of this Conflict Minerals Report was not required for calendar year 2014.

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STRATEGY TO MITIGATE RISK GOING FORWARD

Due to the sale of the disc publishing assets effective July 1, 2014 and the nature of the products offered by Qumu’s continuing enterprise video content management software business, Qumu does not expect to be subject to the Rule for the reporting period of January 1, 2015 to December 31, 2015. Accordingly, Qumu does not believe that there exist any reasonable steps that it might take to improve Qumu’s conflict minerals supply chain process.

PRODUCT DESCRIPTION

The covered products, which are those products subject to Rule 13p-1 and this Conflict Minerals Report, are described above.

Qumu’s efforts to determine the mine or location of origin of the conflict minerals with the greatest possible specificity are set forth above.

PUBLIC AVAILABILITY OF CONFLICT MINERALS REPORT

The Company has made this Conflict Minerals Report publically available on the Company’s website at www.qumu.com/legal/Conflict-Minerals-Report.

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